Exhibit 16. 1

[LOGO]

U. S. Securities and Exchange Commission
450 Fifth Street NW
Washington DC  20549

Re:   Kurrant Mobile Catering, Inc.

Dear Sirs:

We were previously the principal auditors for Kurrant Mobile Catering, Inc. for the period from inception (November 15, 2007) to January 28, 2010.  We have read the statements of Kurrant Mobile Catering, Inc. under Item 4 of its Form 8-K, dated January 28, 2010, and we agree with such statements.

For the most recent fiscal period through to January 28, 2010, there have been no disagreements between Kurrant Mobile Catering, Inc. and this firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of our firm would have caused it to make a reference to the subject matter of the disagreement in connection with its reports.

Yours truly,

/s/ Ronald R. Chadwick
Ronald R. Chadwick, P.C.